November 9, 2023

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mama’s Creations, Inc.
Registration Statement on Form S-3 (Registration No. 333-275206)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Mama’s Creations, Inc. (the “Company”) requests that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-3 (File No. 333-275206) to become effective on November 13, 2023 at 4:00 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Company or its counsel may request via telephone call to the staff. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Very truly yours,

MAMA’S CREATIONS, INC.

By:	/s/ Anthony Gruber
Anthony Gruber
Chief Financial Officer

cc:	Jonathan R. Zimmerman, Faegre Drinker Biddle & Reath LLP
Charles D. Lange, Faegre Drinker Biddle & Reath LLP